December 13, 2005

Christopher Miles
Wimax EU, LTD
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

      Re: Wimax EU, LTD
             Amendment No. 5 to Registration Statement on Form SB-2
             Filed November 29, 2005
             File No. 333-123351

Dear Mr. Miles:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, Page 14

1.   We note your discussion on page 16 regarding the outright purchase of URLs, your disclosure on page 21 regarding a 99-year right to the URLs, and your discussion in Note E on page F-12 of your financial statements about an agreement to acquire the rights to URLs through a 30-year license with a 1.5% royalty. Please reconcile the disclosure to clearly explain the nature of your ownership of these URLs.

2.   Your disclosure on Note E to your financial statements about the purchase of the URLs states that if the registration statement is not effective by November 30, 2005, the license becomes extinguished. Please update the prospectus with the status of that agreement and the possibility that the agreement may be extinguished.

Financial Statements, page F-1

Note D – Stockholders' Equity, page F-12

3.   Please refer to our prior comment 1.   We see that you are accounting for your
        February 2005 five for one stock split as a stock dividend for accounting
        purposes. We further see that per share and weighted average share amounts were
        retroactively restated. Please tell us why it is appropriate to account for a stock
        dividend on a retroactive basis, citing any authoritative literature upon which you
        relied.

Exhibit 5.1

4.   Please explain how the unissued shares underlying Mr. Miles' options can be
        legally issued and fully paid as described in your opinion of counsel.

        You may contact Eric Atallah at (202) 551-3663 or in his absence, Kaitlan Tillan
at (202) 551-3604, if you have questions regarding comments on the financial statements
and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617 with any other questions.

                                                        Sincerely,

                                                        Russell Mancuso
                                                        Branch Chief

cc: Greg E. Jaclin, Esq.